Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER ENDED MARCH 31, 2009

CONSOLIDATED STATEMENTS OF LOSS

(Under Creditor Protection as of January 21, 2008 - Note 1)

Periods ended March 31

(In millions of US dollars, except per share amounts)

(Unaudited)

	Note	2009	2008

Operating revenues		$752.1	$1,014.5

Operating expenses:
Cost of sales		694.2	903.8
Selling, general and administrative		72.8	101.5
Impairment of assets, restructuring and other charges	7	15.2	36.6
		782.2	1,041.9

Operating loss		(30.1)	(27.4)

Financial expenses	8	88.1	85.7

Dividends on preferred shares classified as liability		0.6	2.4

Reorganization items	4	16.9	14.2

Loss from continuing operations before income taxes		(135.7)	(129.7)

Income taxes		(9.8)	18.9

Net loss from continuing operations		(125.9)	(148.6)

Loss from discontinued operations (net of tax)		—	(41.4)

Net loss		$(125.9)	$(190.0)

Net income allocated to holders of preferred shares		3.7	4.6

Loss allocated to holders of equity shares		$(129.6)	$(194.6)

Loss per share:	9
Basic and diluted:
Continuing operations		$(0.64)	$(1.04)
Discontinued operations		—	(0.28)
		$(0.64)	$(1.32)

Weighted-average number of equity shares outstanding: (in millions)	9

Basic and diluted		202.7	147.5

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Under Creditor Protection as of January 21, 2008 - Note 1)

Periods ended March 31

(In millions of US dollars)

(Unaudited)

	Note	2009	2008

Net loss		$(125.9)	$(190.0)

Other comprehensive income (loss), net of income tax:	14, 15
Unrealized gain on foreign currency translation adjustment		23.8	37.4
Unrealized net loss on derivative financial instruments related to cash flow hedges		—	(0.1)
Reclassification of realized net gain on derivative financial instruments to the statements of income		(0.9)	(4.5)

Comprehensive loss		$(103.0)	$(157.2)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF DEFICIT

Periods ended March 31

(Under creditor protection as of January 21, 2008 - Note 1)

(In millions of US dollars)

(Unaudited)

	2009	2008

Deficit, beginning of period:	$(3,490.0)	$(1,830.7)

Net loss	(125.9)	(190.0)

Deficit, end of period	$(3,615.9)	$(2,020.7)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Under Creditor Protection as of January 21, 2008 - Note 1)

Periods ended March 31

(In millions of US dollars)

(Unaudited)

	Note	2009	2008

Cash flows from operating activities:
Net loss		$(125.9)	$(190.0)
Adjustments for:
Reorganization items	4	3.7	3.9
Depreciation of property, plant and equipment		46.2	71.7
Impairment of assets and non-cash portion of restructuring and other charges	7	—	18.8
Future income taxes		(13.8)	8.7
Amortization of other assets		4.3	4.5
Amortization of financing costs		—	53.9
Change in fair value of restricted cash		—	3.1
Loss on business disposals		—	32.0
Unrealized foreign exchange loss (gain) on long term debt		15.3	0.8
Other		(0.5)	4.7

Net changes in non-cash balances related to operations:
Accounts receivable		176.2	122.1
Inventories		29.6	27.8
Trade payables and accrued liabilities		(85.4)	(63.3)
Trade payables and accrued liabilities subject to compromise		52.8	38.0
Other current assets and liabilities		(2.8)	(28.0)
Other non-current assets and liabilities		(4.8)	(23.1)
		165.6	73.5
Cash flows provided by operating activities		94.9	85.6

Cash flows from financing activities:
Net change in bank indebtedness		0.4	(32.2)
Issuance of DIP Term Loan, net of issuance costs		—	556.5
Repayments of long-term debt		(4.3)	(10.3)
Net borrowings under revolving bank facility		0.6	36.1
Net borrowings under revolving DIP Facility		10.5	34.8
Net change in secured financing		—	4.2
Repayment of North American securitization program subsequent to Insolvency Proceedings		—	(413.0)
Cash flows provided by financing activities		7.2	176.1

Cash flows from investing activities:
Additions to property, plant and equipment		(21.2)	(22.8)
Net proceeds from disposal of assets		1.3	1.1
Restricted cash		4.8	—
Restricted cash related to Insolvency Proceedings		(0.2)	(42.1)
Cash flows used in investing activities		(15.3)	(63.8)

Effect of foreign currency		4.9	(43.8)

Net changes in cash and cash equivalents		91.7	154.1
Cash and cash equivalents, beginning of the period		208.7	61.1
Cash and cash equivalents, end of period		$300.4	$215.2

Supplemental cash flow information:
Interest payment		$10.0	$13.6
Income tax paid (net of refund)		2.1	1.3

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Under Creditor Protection as of January 21, 2008 - Note 1)

(In millions of US dollars)

		March 31, 2009	December 31, 2008
	Note	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents		$300.4	$208.7
Accounts receivable		514.1	694.0
Inventories		201.7	233.9
Income taxes receivable		29.6	31.0
Future income taxes		10.7	13.9
Prepaid expenses and deposits		48.0	40.9
Total current assets		1,104.5	1,222.4

Property, plant and equipment		1,132.6	1,161.0
Restricted cash		92.1	96.9
Future income taxes		5.8	5.8
Other assets		332.9	334.3

Total assets		$2,667.9	$2,820.4

Liabilities and Shareholders’ Deficit

Current liabilities:
Bank indebtedness		$2.9	$2.6
Trade payables and accrued liabilities		387.3	480.3
Income and other taxes payable		44.7	40.7
Future income taxes		0.4	0.4
Current portion of long-term debt		594.1	583.2
Liabilities subject to compromise	5	2,926.7	2,882.5
Total current liabilities		3,956.1	3,989.7

Long-term debt		61.2	60.8
Other liabilities		244.2	246.4
Future income taxes		26.5	43.1
Preferred shares	10	29.0	35.1

Shareholders’ deficit:
Capital stock	10	1,600.7	1,595.2
Contributed surplus		106.3	103.2
Deficit		(3,615.9)	(3,490.0)
Accumulated other comprehensive income	14	259.8	236.9
		(1,649.1)	(1,554.7)
Subsequent event	17

Total liabilities and shareholders’ deficit		$2,667.9	$2,820.4

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended March 31, 2009 and 2008

(Under creditor protection as of January 21, 2008 – Note 1)

(Tabular amounts are expressed in millions of US dollars, except per share and option amounts)

(Unaudited)

1.                          Creditor Protection and Restructuring

Introduction

As described in Note 1 to the 2008 annual consolidated financial statements, on January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“Quebecor World” or the “Corporation”) obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Corporation, the “Applicants”). On the same date, the U.S. subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Corporation’s Latin American subsidiaries are not subject to the Insolvency Proceedings. On January 28, 2008, the Corporation’s UK subsidiary, Quebecor World PLC was placed into administration. In addition, prior to their disposition, the European subsidiaries were not subject to the Insolvency Proceedings.

During the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ businesses (subject to approval by the Court and U.S. Bankruptcy Court for certain activities), file with the Court and the U.S. Bankruptcy Court and submit to creditors a plan of compromise or reorganization under the CCAA and Chapter 11 (any such plan of compromise or reorganization under either the Canadian Proceedings or the U.S. Proceedings being referred as the “Plan”), the whole in accordance with the terms of the Initial Order.

Ernst & Young Inc. has been appointed by the Court as monitor (the “Monitor”) in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments during the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

The contributing factors leading to the Insolvency Proceedings are fully described in the 2008 audited annual consolidated financial statements of the Corporation included in its annual report on Form 20-F.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, which has been extended in Canada at various times since it was first rendered and is subject to further extensions as the Court may deem appropriate. The current expiration of the stay period in Canada is July 21, 2009. The applicable stays generally preclude parties from taking any actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. The purpose of the stay period and the Insolvency Proceedings are to provide the Applicants the opportunity to stabilize their operations and businesses and to submit a Plan which will be subject to approval by affected creditors, as well as the Court and the U.S. Bankruptcy Court. The stay also provides the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honor obligations to customers. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their pre-filing debt obligations.

Pursuant to an order entered on March 26, 2009, the U.S. Bankruptcy Court extended the period by which the U.S. Subsidiaries have the exclusive right to file a Plan to April 27, 2009 and extended the deadline by which the U.S. Subsidiaries have the exclusive right to solicit acceptances thereof to June 26, 2009. The U.S. Subsidiaries filed a Plan and related disclosure statement (as amended or supplemented from time to time, the “Disclosure Statement”) on April 19, 2009. Although the U.S. Bankruptcy Court confirmed the exclusive period to solicit acceptances of the Plan until June 26, 2009, the U.S. Bankruptcy Court retains the power to terminate this period, and there can be no assurance that the U.S. Bankruptcy Court will not do so. There can also be no assurance that the U.S. Bankruptcy Court will grant any further extension of the time to solicit acceptance of the Plan, and, in all events, the U.S. Bankruptcy Code provides for a maximum exclusive period of 20 months from the Filing Date to solicit acceptance of the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                          Creditor Protection and Restructuring (Cont’d)

Introduction (cont’d)

Should the stay period in the Insolvency Proceedings or the exclusive period in the U.S. Proceedings and any subsequent extensions thereof, if granted, not be sufficient to have one or more Plans accepted by affected creditors and sanctioned or confirmed by the Court or the U.S. Bankruptcy Court and, in such case, the Applicants lose the protection of the stay of proceedings, creditors may immediately enforce their rights and remedies against the Applicants and their properties which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement one or more Plans and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court would in all likelihood also lead to the liquidation of the Applicants’ assets.

Reorganization

On April 19, 2009, the U.S. Subsidiaries filed with the U.S. Bankruptcy Court their proposed Plan and related Disclosure Statement. On May 5, 2009, the U.S. Subsidiaries filed amended versions of each of the Plan and Disclosure Statement with the U.S. Bankruptcy Court. The information contained in the Plan and Disclosure Statement is subject to change. On April 20, 2009, the U.S. Subsidiaries filed with the U.S. Bankruptcy Court a motion (the “Solicitation Procedures Motion”) seeking approval of, among other things, the Disclosure Statement; solicitation and voting procedures with respect to the Plan, an extension to the exclusive period to solicit acceptances of the Plan, and other procedures with respect to the Plan and establishing certain dates in connection therewith. The hearing before the U.S. Bankruptcy Court to approve the U.S. Subsidiaries’ Disclosure Statement and the Solicitation Procedures Motion has been scheduled for May 15, 2009, but there can be no guarantee or assurance that the hearing will take place on this day or that the U.S. Bankruptcy Court will approve the Disclosure Statement or the Solicitation Procedures Motion.

In furtherance of its reorganization efforts, the Corporation filed with the Court on May 7, 2009, a motion to authorize the convening of creditors’ meetings relating to the Canadian Proceedings as well as to establish certain procedures and rules that will apply to the Canadian creditors’ meetings. This motion included the filing of an Information Circular with respect to a Plan of Reorganization and Compromise. The motion relating to the Canadian creditors’ meetings was approved by the Court on May 14, 2009.

There can be no assurance that the U.S. Bankruptcy Court will confirm the Plan or that the Court will sanction the Plan, that such Plan will be consummated, or that it will be implemented successfully. Even if the Plan receives the requisite approval and is confirmed by the U.S. Bankruptcy Court and sanctioned by the Court, the consummation of the Plan depends, among other things, on the Corporation’s ability to secure exit financing commitment in order to make payments and fund its operations post-emergence.

If approved by the required majorities of votes and subsequently sanctioned or confirmed by the Court and the U.S. Bankruptcy Court, and subject to a proposed exit financing becoming effective, the U.S. and Canadian Plans would implement a recapitalization and deleveraging of the Corporation.

The new capital structure contemplated under the Plan, which assumes an enterprise value of the Corporation of approximately $1.5 billion, would comprise the following securities in exchange for the $2.7 billion of Liabilities Subject to Compromise (excluding post-filing interest) and for repayment of the DIP financing, all of which are subject to finalization up until the date of sanction by the Court and confirmation by the U.S. Bankruptcy Court:

•                  New unsecured notes up to a maximum of $75 million;

•                  New convertible preferred shares;

•                  New common shares of approximately 73.3 million shares;

•                  Approximately 10.7 million of new warrant bundles;

•                  An exit financing facility of between $625 million and $700 million; and

•                  A yet-to-be-determined cash payment.

Under the Plan, the Corporation’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares would be cancelled and redeemed for insignificant or no consideration in accordance with the rights, privileges, restrictions and conditions as described in the Plan of Reorganization and Compromise of the Corporation.

On May 7 and 8, 2009, the U.S. Bankruptcy Court and the Court, respectively, rendered orders authorizing the Applicants to enter into an engagement letter with three financial institutions pursuant to which these financial institutions would use commercially reasonable efforts to arrange an exit financing facility for the Applicants in an aggregate principal amount of up to $750 million that would consist of both a revolving credit facility and a term loan facility. The engagement letter does not create any binding obligation or commitment on the part of the financial institutions to enter into any agreement with or provide any financing to the Applicants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                          Creditor Protection and Restructuring (Cont’d)

Reorganization (cont’d)

On May 12, 2009, the Corporation received an unsolicited, non-binding and conditional indication of interest from R.R. Donnelley & Sons Company (“RRD”) to acquire all or substantially all of the assets of Quebecor World. See Note 17 - Subsequent Events.

Basis of presentation and going concern issues

The Corporation’s financial statements have been prepared using the same Canadian generally accepted accounting principles (“GAAP”) as applied by the Corporation prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

While under creditor protection, Debtor-In-Possession (“DIP”) financing has been approved by both the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these Insolvency Proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, these financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to shareholders’ accounts, the effect of any changes that may be made in the capitalization of the Corporation; or (c) as to operations, the effect of any changes that may ultimately be required in its business.

The Corporation has made adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. In the event the above mentioned proposed Plan is approved by the creditors, the U.S. Bankruptcy Court and the Court, the exchange of the new securities and the cancellation of the Corporation’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will result in a substantial realignment of the equity and non-equity interests in the Corporation and the Corporation will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Corporation would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan or Plans. The financial statements do not present any adjustments that may be required under fresh start reporting.

In accordance with Canadian GAAP property, plant and equipment is carried at cost less accumulated amortization and any impairment losses. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The series of events that led the Corporation to the Insolvency Proceedings and the events since then triggered impairment tests for its property, plant and equipment. The Corporation made assumptions, such as expected growth, maintaining customer base and achieving cost reductions and about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings and the current downturn in the economy materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment, the valuation of future income tax assets and of contract acquisition costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                          Creditor Protection and Restructuring (Cont’d)

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 26, 2008, March 27, 2008 and August 5, 2008, the “DIP Credit Agreement”) between Quebecor World Inc. and Quebecor World (USA) Inc., a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding, Inc., and Wells Fargo Foothill, LLC, as Co-Syndication Agents, and Wachovia Bank, N.A., as Documentation Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate, or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins and a $600 million term loan (the “DIP Term Loan”), bearing interest at variable rates based on Base rate, or Eurodollar rate, plus applicable margins, which was fully drawn immediately following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving DIP Facility, the availability of funds is determined by a borrowing base based on percentages of eligible receivables and inventory. The unused portion of the Revolving DIP Facility is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. On June 30, 2008, the Corporation repaid $74.5 million on the DIP Term Loan. As at May 11, 2009, the Corporation had drawn an aggregate amount of $570.1 million on the DIP Term Loan and Revolving DIP Facility.

The Revolving DIP Facility and DIP Term Loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World, the U.S. Subsidiaries subject to the U.S. Proceedings and certain subsidiaries in Latin America. The liens are junior to the liens securing the Corporation’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which were granted prior to the Filing Date, to the extent such liens are valid, perfected and not voidable. The Revolving DIP Facility and DIP Term Loan are also guaranteed by substantially all of the Corporation’s direct and indirect North American subsidiaries and Latin American subsidiaries.

The Revolving DIP Facility and DIP Term Loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan (also referred as the “Effective Date”). The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments of certain amounts including, among other things, the net proceeds of certain asset sales, issuance of certain debt and certain extraordinary receipts.

The DIP Credit Agreement provides for various restrictions on, among other things, the ability of the Corporation and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of a majority of the Corporation’s DIP lenders if they exceed certain thresholds set forth in the DIP Credit Agreement, and may, in certain cases, require the consent of the Monitor and/or the Court or the U.S. Bankruptcy Court.

The DIP Credit Agreement also contains certain restrictive financial covenants such as requirements to maintain a minimum level of consolidated Earnings before Interest, Taxes, Depreciation, Amortization and Restructuring (“EBITDAR”), as defined in the agreement, and minimum liquidity. In addition, under the terms of the DIP Credit Agreement, the Corporation is required to comply with various other terms and conditions. As of March 31, 2009 and up to the date of completion of the interim consolidated financial statements on May 14, 2009, the Corporation is in compliance with the financial covenants of the DIP Credit Agreement. Although to date the Corporation has been in compliance with such covenants, there can be no assurance that the Corporation will be able to comply with those covenants in the future, particularly given the unknown evolution of the economy and possible additional downward pressures on volumes in North America beyond March 2009. Any such non-compliance would constitute an event of default.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                          Creditor Protection and Restructuring (Cont’d)

DIP financing (cont’d)

Should the Insolvency Proceedings be dismissed or orders granting relief from the stays provided for thereunder be entered, an event of default would also occur under the DIP Credit Agreement. Alternatively, should the Corporation experience a delay in implementing a Plan or Plans prior to July 21, 2009, the Corporation would need to extend the maturity date of the Revolving DIP Facility and DIP Term Loan, or obtain a replacement debtor-in-possession financing.

If any of the aforementioned events occur, there can be no assurance that sufficient alternative financing would be available, particularly given the current state of the financial markets. Failure to obtain such alternative financing would, in all likelihood, lead to the liquidation of the Applicants’ assets.

Under the Insolvency Proceedings, the amount of funding available for the Corporation’s Latin America subsidiaries is limited to $10 million, in addition to a $5 million amount for other subsidiaries that are not Applicants. As of March 31, 2009, substantially all of these amounts were used to fund Latin America and other non-Applicant subsidiaries. The Corporation is considering the future needs of its subsidiaries and will request additional funding flexibility from its creditors, if required.

Accounting policies applicable to an entity under creditor protection

As a result of the Insolvency Proceedings, the Corporation is following accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (the “SOP 90-7”). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods ending subsequent to the Filing Date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 3). Cash flows related to reorganization items have been disclosed separately.

While payments may not be made on liabilities subject to compromise, including long-term debt, interest on debt obligations continues to be recognized. Interest is not a reorganization item. The consolidated balance sheet distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that are not subject to compromise and from post-filing liabilities (Note 5). Liabilities that may be affected by the Plan, or as otherwise allowed by the Court and the U.S. Bankruptcy Court, may be settled for lesser amounts in accordance with the proposed Plan and the resulting adjustments may be material.

Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings are required to include disclosure of entities in reorganization proceedings, including disclosure of Condensed Combined Financial Information of the entities in the reorganization proceedings, and disclosure of the amount of intercompany receivables and payables therein (Note 6).

SOP 90-7 has been applied effective January 21, 2008 and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

The resulting changes in reporting are described in Note 4-Reorganization Items, Note 5-Liabilities Subject to Compromise and Note 6-Condensed Combined Financial Information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                          Basis of Presentation

The interim consolidated financial statements are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Corporation, considered necessary for a fair presentation. These interim consolidated financial statements have been prepared in conformity with Canadian GAAP. The same accounting policies as described in the Corporation’s latest annual consolidated financial statements have been used except changes described in Note 3. However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Corporation’s latest annual consolidated financial statements.

Seasonality

The operations of the Corporation’s business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Corporation’s cash flow and results of operations on a quarterly basis.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation of the current period and to the presentation of December 31, 2008.

3.                          Change in Accounting Standards

Changes in accounting standards and accounting policies

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”. The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards (“IFRS”). This standard is effective for the Corporation for the first quarter of 2009. The adoption of this new section had no impact on our financial statements.

Future changes in accounting standards and accounting policies

The Canadian Accounting Standards Board requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

4.                          Reorganization Items

Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The cash outflow related to reorganization and restructuring items for the quarter ended March 31, 2009 amounted to $13.2 million ($10.3 million for the first quarter of 2008) and relates primarily to professional fees. The following outlines amounts that have been included in the Consolidated Statement of Loss:

	Periods ended March 31
	2009	2008
Professional fees	$14.3	$10.3
Other expenses	3.0	—
Interest income on accumulated cash	(0.4)	—
Amortization of financing costs	—	15.1
Amortization of embedded derivatives and hedges interest rate risk	—	(11.2)
	$16.9	$14.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.         Liabilities Subject to Compromise

Liabilities Subject to Compromise (“LSTC”) refers to liabilities incurred prior to the Filing Date that may be dealt with as affected claims against the Corporation, of any kind or nature arising prior to January 21, 2008 (“Affected Claims”), under a Plan or Plans in the Insolvency Proceedings, as well as claims arising on or after January 21, 2008, further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement (“Restructuring Claims”).

The Corporation is currently in the process of reviewing the LSTC amounts shown in the table below and reconciling these amounts to the substantial number and quantum of claims that have been filed in the Insolvency Proceedings. The amount recorded in the consolidated financial statements as LSTC represents management’s estimate of the likely claim amount that will be allowed by the Court or the U.S. Bankruptcy Court. Such estimates have been made prior to any ruling on the individual claims by the Court or the U.S. Bankruptcy Court and are based on the review of the claimants’ supporting material, obligations to mitigate such claims, and assessments by management and third party advisors.

These estimates, although based on the best available information, will change due to negotiations with claimants, as well as further repudiation, termination or restructuring of contracts, leases and other arrangements, in addition to the determination as to the value of any collateral securing claims or other events, all of which will be under the ultimate supervision of the Monitor and rulings of the Court or the U.S. Bankruptcy Court. It is possible that items not currently considered as LSTC in these interim consolidated financial statements will be added or reclassified to this category of liabilities at a later date. It is also possible that items currently classified as LSTC will be reclassified out of this category should they be proven to be fully secured. Any additions or adjustments to this category of liabilities may be material and, depending on their nature, may be recorded as a reorganization adjustment. The Plan or Plans will determine how a particular class of affected claims will be settled, including payment terms, if applicable.

The amounts below are management’s estimate of the LSTC as of March 31, 2009:

	March 31, 2009	December 31, 2008

Trade payables and accrued liabilities	$316.1	$318.5
Income and other taxes payable	34.8	34.8
Litigation and other reserves	20.9	20.5
Long-term debt	2,290.0	2,293.8
Derivative financial instruments	31.3	31.5
Post-filing interest	233.6	183.4
Total Liabilities subject to compromise	$2,926.7	$2,882.5

The interim consolidated financial statements do not include intercompany liabilities of $1,370.6 million (Note 6) as these are eliminated in the preparation of the consolidated financial statements. However, depending on the ultimate determination and approval of a Plan or Plans, certain of these liabilities, including amounts between entities that have not filed for bankruptcy relief under Insolvency Proceedings and those that have filed, may be subject to compromise and these amounts may be material.

The Corporation continues to accrue for interest on debt that is subject to compromise. Since the commencement of the Insolvency Proceedings, no interest has been paid on debt of the Corporation that is subject to compromise.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.         Liabilities Subject to Compromise (Cont’d)

Claims Procedure

On September 29, 2008, the Court authorized the Corporation to conduct a claims procedure for the identification, resolution and barring of claims against Quebecor World. The Canadian claims procedure contemplates that any person with any Affected Claim, or any Restructuring Claim, with the exception of certain excluded claims, was to file its claim with the Monitor on or prior to December 5, 2008 (the “Claims Bar Date”) or no later than the 30th day following the receipt of a written notice advising such creditor to file a Proof of Claim in relation to a Restructuring Claim.

On September 29, 2008, concurrently with the order rendered by the Court with respect to the Canadian claims procedure, the U.S. Bankruptcy Court authorized the U.S. Subsidiaries to conduct a claims procedure setting December 5, 2008 as the bar date by which all creditors of the U.S. Subsidiaries were to file proofs of their respective claims and interests against the U.S. Subsidiaries.

Similar to the Canadian Proceedings, the U.S. Bankruptcy Court also set forth procedures by which the U.S. Subsidiaries may establish subsequent bar dates for the filing of Proofs of Claim by newly discovered creditors, existing creditors to the extent the U.S. Subsidiaries amend or modify the claims by amendments to their previously filed Scheduled Amounts, and counterparties on account of damages arising as a result of the U.S. Subsidiaries subsequently rejecting contracts, leases or other arrangements.

The total amount of such claims filed exceeds the amount recorded in these interim consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

As set out in the Canadian and U.S. Claims Procedure Orders, certain claims have been excluded from the claims process (“Excluded Claims”) and do not have to be proven at this stage of the CCAA and Chapter 11 proceedings, as they are not currently LSTC, including:

I.      claims for goods and services provided on or after January 21, 2008;

II.    intercompany claims meaning claims against Quebecor World by any subsidiary of Quebecor World;

III.   claims of the beneficiaries of the CCAA Charges in relation to such charges;

IV.   claims of Canadian Imperial Bank of Commerce as beneficiary of the Cash Collateral in relation to such Cash Collateral and in its capacity as provider of the CIBC Banking Services;

V.    claims of current employees in respect of duly earned and owing salary, commissions, vacation pay, severance, sick leave, and reimbursement obligations in connection with health, dental, vision, or other insurance or expense reimbursement programs owing or accrued as of January 21, 2008; and

VI.   claims of any current officers, directors and employees of the Corporation for indemnification and/or contribution from such officer’s, director’s or employee’s service to the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.         Liabilities Subject to Compromise (Cont’d)

Claims Assessment

As of March 31, 2009, a total of 10,302 claims (“Total Claims”) have been received, of which 1,114 were filed against Quebecor World and 9,188 were filed against the U.S. Subsidiaries. The Total Claims amount to $48.9 billion.

The Claims Procedure Order required creditors to file a separate Proof of Claim against each of the Applicants which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is where a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant’s debt. Another situation that gives rise to duplication is where one or more of the Applicants have guaranteed another applicant’s indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Corporation believes these multiple or duplicate claims amount to $42.7 billion.

The Total Claims filed less duplicate or multiple claims and other Excluded Claims amount to approximately $3.6 billion. Of this amount, the Corporation has recorded $2.7 billion (excluding post-filing interest) as LSTC, on the consolidated balance sheet as of March 31, 2009.

The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims and Excluded Claims, amounts to $0.9 billion and continues to be investigated. The Corporation believes it is unlikely that any of these claims, or un-accrued portion thereof, will be allowed by the Court or the U.S. Bankruptcy Court. However, it is not possible at this time to estimate the quantum of the claims that will ultimately be allowed by the Court or the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount recorded as of March 31, 2009 given the magnitude of the claims asserted. As a result, it is possible that adjustments to LSTC may be material and, depending on their nature, may be recorded as a reorganization expense/income in the consolidated financial statements in future periods. The Plan or Plans will determine how a particular class of affected claims will be settled, including payment terms, if applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.         Condensed Combined Financial Information

As stated in Note 1, unaudited consolidated financial statements should provide disclosure of Condensed Combined Financial Information of the Applicants, including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants. Presented below is the Condensed Combined Financial Information of the Applicants as at and for the periods ended March 31.

Entities in Insolvency Proceedings exclude Latin American operations and excluded the European operations before their disposals.

Condensed Combined Statement of Loss

Periods ended March 31

Entities in Insolvency Proceedings	2009	2008
Operating revenues	$697.9	$946.0

Operating expenses:
Cost of sales	650.8	848.3
Selling, general and administrative	68.0	98.0
Impairment of assets, restructuring and other charges	14.9	36.5
	733.7	982.8

Operating loss	(35.8)	(36.8)

Financial expenses	105.3	158.6
Dividends on preferred shares classified as liability	0.6	2.4
Reorganization items	16.9	14.2
Loss from continuing operations before income taxes	(158.6)	(212.0)
Income taxes	(12.0)	14.3

Net loss	$(146.6)	$(226.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.         Condensed Combined Financial Information (Cont’d)

Condensed Combined Statement of Cash Flows

Periods ended March 31

Entities in Insolvency Proceedings	2009	2008
Cash flows provided by operating activities	$60.9	$13.0

Cash flows from financing activities:
Issuance of DIP Term Loan, net of issuance costs	—	556.5
Net borrowing under revolving DIP Facility	10.5	34.8
Repayments of long-term debt	(3.7)	(10.3)
Net borrowings under revolving bank facility	0.6	36.1
Net change in secured financing	—	(15.0)
Repayment of North American securitization program subsequent to Insolvency Proceedings	—	(413.0)
Cash flows provided by financing activities	7.4	189.1
Cash flows from investing activities:
Additions to property, plant and equipment	(19.2)	(17.9)
Net proceeds from disposal of assets	1.3	1.0
Restricted cash related to Insolvency Proceedings	(0.2)	(42.1)
Cash flows used in investing activities	(18.1)	(59.0)

Effect of foreign currency	25.1	50.5

Net change in cash and cash equivalents	75.3	193.6
Cash and cash equivalents, beginning of the period	170.8	0.4
Cash and cash equivalents, end of the period	$246.1	$194.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.         Condensed Combined Financial Information (Cont’d)

Condensed Combined Balance Sheet

	March 31, 2009	December 31, 2008
Entities in Insolvency Proceedings	(Unaudited)	(Audited)
Assets
Current assets	$916.5	$1,029.8
Property, plant and equipment	1,032.2	1,062.6
Restricted cash	40.6	40.6
Other assets	317.2	318.4
Total assets	$2,306.5	$2,451.4

Liabilities and Shareholders’ deficit
Other current liabilities	$316.4	$389.8
Current portion of long-term debt	589.7	582.0
Liabilities subject to compromise	2,926.7	2,882.5
Intercompany payables subject to compromise (a)	1,370.6	2,436.6
Total current liabilities	5,203.4	6,290.9

Long-term debt	52.8	53.6
Other liabilities	219.0	221.4
Future income taxes	22.1	38.9
Preferred shares	29.0	35.1

Shareholders’ deficit	(3,219.8)	(4,188.5)

Total liabilities and shareholders’ deficit	$2,306.5	$2,451.4

(a)  Intercompany receivables and payables, subject to elimination upon consolidation, are disclosed on a net basis and are recorded at their facevalue. The change between December 31, 2008 and March 31, 2009 is mainly due to a corporate reorganization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.                          Impairment of Assets, Restructuring and Other Charges

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements related to continuing operations:

	Periods ended March 31
	2009	2008
Restructuring and other charges	$15.2	$19.9
Impairment of assets	—	16.7
	$15.2	$36.6

Restructuring and other charges

The following table details the Corporation’s restructuring and other charges and the change in the reserve for restructuring and other charges:

	2009	Prior Year
As of March 31, 2009	Initiatives	Initiatives	Total

Expenses
Workforce reduction	$13.2	$1.1	$14.3
Leases and carrying costs for closed facilities	—	1.6	1.6
	13.2	2.7	15.9
Underspending
Workforce reduction	—	(0.7)	(0.7)
Total expenses	13.2	2.0	15.2

Payments
Workforce reduction	(1.5)	(8.5)	(10.0)
Leases and carrying costs for closed facilities	—	(2.0)	(2.0)
	(1.5)	(10.5)	(12.0)
Net change	11.7	(8.5)	3.2
Foreign currency changes	—	(0.2)	(0.2)
Balance, beginning of the period	—	25.9	25.9
Balance, end of the period	$11.7	$17.2	$28.9

2009 restructuring initiatives

During the first quarter of 2009, there were restructuring initiatives in North America related to the closures of the Memphis, TN facility, completed in April 2009 and the closure of the Covington, TN facility that is expected to be completed in the third quarter of 2009. Certain employees of these facilities were participants of multiemployer pension plans and, due to insufficient information, the Corporation cannot reasonably estimate the amount of the employer withdrawal liability. There were also various headcount reductions across North America. The total cost of these initiatives is expected to be $24.0 million, of which $14.9 million is for workforce reduction and $9.1 million is for leases and closed facilities. These initiatives are expected to be completed by the end of 2009.

As at March 31, 2009, the balance of the restructuring reserve was $28.9 million of which $9.5 million is presented as liabilities subject to compromise (Note 5). The total cash disbursement related to this reserve is expected to be $28.8 million for the remainder of 2009. Finally, the Corporation expects to record additional charges of $15.3 million in the upcoming quarters for the restructuring initiatives that have been announced as at March 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.                          Financial Expenses

	Periods ended March 31
	2009	2008

Interest expenses (a)	$62.6	$55.8
Bank and other charges	1.2	5.1
Amortization of financing costs	—	53.9
Net loss (gain) on foreign exchange	24.6	(12.4)
Derivative financial instruments (b)	0.4	(19.5)
	88.8	82.9
Interest capitalized to the cost of equipment	(0.7)	(0.9)
	$88.1	$82.0
Portion included in discontinued operations	—	(3.7)
	$88.1	$85.7

(a)          Interest expenses include interest on long-term debt, secured financing and long-term debt subject to compromise. Interest on DIP financing amounted to $11.6 million for the three-month period ended March 31, 2009 ($9.4 million in 2008).

(b)         During the three-month period ended March 31, 2009, the Corporation reclassified a net gain of $0.9 million ($5.4 million in 2008) from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period.

9.                          Loss per Share

The following table sets forth the computation of basic and diluted loss per share from continuing operations:

	Periods ended March 31
	2009	2008

Net loss from continuing operations	$(125.9)	$(148.6)

Net income allocated to holders of preferred shares	3.7	4.6

Loss from continuing operations available to holders of equity shares	$(129.6)	$(153.2)

(In millions)
Weighted-average number of equity shares outstanding	202.7	147.5

Loss per share:
Basic and diluted	$(0.64)	$(1.04)

For the purpose of calculating diluted loss per share, the effects of all stock options were excluded, since their inclusion was anti-dilutive, for both 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.      Capital Stock

	March 31, 2009		December 31, 2008
(Thousands of shares)	Number	Amount	Number	Amount

Multiple Voting Shares	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	158,178	1,294.7	154,642	1,289.2
Redeemable First Preferred Shares - Series 3 - Classified as Shareholders’ equity	12,000	212.5	12,000	212.5
Total Capital Stock		$1,600.7		$1,595.2

Redeemable First Preferred Shares - Series 5 - Classified as liability	1,440	29.0	1,696	35.1
Total Preferred Shares Classified as Liability		$29.0		$35.1

In March 2009, 256,364 Series 5 First Preferred Shares were each converted into 13.79375 Subordinate Voting Shares. Consequently, 3,536,220 of new Subordinate Voting Shares were issued by the Corporation for an increase of $5.5 million in capital stock.

An additional 339,600 Series 5 First Preferred Shares are scheduled to be converted into 4,757,583 Subordinate Voting Shares effective as of June 1, 2009.

The Corporation received a written request from the Toronto Stock Exchange (the “TSX”) to suspend trading of all of the Corporation’s outstanding securities listed on the TSX. Consequently, effective after the close of markets on April 17, 2009, the Corporation’s Subordinate Voting Shares, Series 3 First Preferred Shares and Series 5 First Preferred Shares were suspended from trading on the TSX, which suspension will remain in place until the Effective Date of any Plan under the Insolvency Proceedings.

11.      Stock-Based Compensation

The following table summarizes information about stock options:

	March 31, 2009	December 31, 2008

Number of stock options at the end of the period (in thousands):
Outstanding	4,711.3	5,070.9
Exercisable	2,802.7	3,035.5

The total stock-based compensation expense recorded in the first quarter of 2009 was $0.2 million ($0.9 million in 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      Financial Instruments

Risks arising from financial instruments

The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. From its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk and commodity risk.

Credit risk

The Corporation, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at March 31, 2009, no customer balance represented more than 4% (3% in 2008) of the Corporation’s consolidated accounts receivable and the Corporation’s 10 largest customers accounted for 22% (20% in 2008) of consolidated revenues. In addition, 74% (79% in 2008) of the Corporation’s accounts receivable as at March 31, 2009 were not considered past due.

The Corporation establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy. The Corporation has an insurance program that mitigates its risk on certain accounts receivable. As at March 31, 2009, the weighted average life of customer accounts receivable was 53 days (2008 - 54 days). The Corporation has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at March 31, 2009 that are not past due to be high.

The Corporation believes that the diversity of its products and services as well as the diversity of its customer base are significant factors in reducing its credit risk, as well as the impact on the Corporation of fluctuations in local market or product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk. However, global economic conditions affect our customer businesses and the markets they serve. The unprecedented credit crisis and global economic weakness has resulted in constrained advertising spending and in certain cases, customer financial difficulties in North America which could hinder the Corporation’s ability to collect amounts owed by customers. This credit exposure increases with a continued lack of liquidity in the capital markets and a sustained period of difficult economic conditions.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. The Corporation is under creditor protection as of January 21, 2008, and the Corporation’s liquidity prior to emergence from the Insolvency Proceedings is dependent upon the DIP Credit Agreement, which contains certain financial covenants, that were met at March 31, 2009 (Note 1).

Foreign exchange risk

The Corporation has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have material effect on its consolidated results of operations, financial position or cash flow.

The Corporation enters into foreign exchange forward contracts to manage its exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at March 31, 2009 covered a notional quantity of $7.3 million in Canada and expire between April 2009 and June 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.      Financial Instruments (Cont’d)

Commodity risk

The Corporation is exposed to a financial risk related to fluctuations in natural gas prices. The Corporation manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Corporation is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

The Corporation entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at March 31, 2009 covered a notional quantity of 124,000 gigajoules in Canada and 577,000 MMBTU in the United States and expire between April 2009 and June 2009.

13.      Pension and Other Postretirement Benefits

The following table presents the Corporation’s pension and other postretirement benefit costs related to continuing operations:

	Periods ended March 31
	2009	2008

Pension benefits	$5.5	$11.5
Postretirement benefits	0.6	0.7

Total benefit cost	$6.1	$12.2

During the first quarter of 2009, the Corporation suspended the employer’s contributions for non-unionized U.S. employees to the 401(k) and 401 (a) plans.

14.      Accumulated Other Comprehensive Income (Loss)

The following table presents changes in the carrying amount of accumulated other comprehensive income (loss):

	Translation	Cash flow
	adjustment	hedges	Total

Balance, December 31, 2007	$(187.4)	$8.2	$(179.2)
Other comprehensive income (loss), net of income taxes	37.4	(4.6)	32.8
Balance, March 31, 2008	(150.0)	3.6	(146.4)
Other comprehensive income (loss), net of income taxes	386.1	(2.8)	383.3
Balance, December 31, 2008	236.1	0.8	236.9
Other comprehensive income (loss), net of income taxes	23.8	(0.9)	22.9
Balance, March 31, 2009	$259.9	$(0.1)	$259.8

Over the next nine months, the Corporation expects an estimated $0.1 million in net losses in other comprehensive income as at March 31, 2009 to be reclassified to net income.

Following the filing of creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.      Income Tax Components of Other Comprehensive Loss

The following table presents the income taxes on components of other comprehensive loss for the three-month period ended March 31, 2009 and 2008:

	Periods ended March 31
	2009	2008

Income tax on unrealized gain (loss) on foreign currency translation adjustment	$—	$(0.2)
Income tax on unrealized net gain (loss) on derivative financial instruments related to cash flow hedges	—	(1.4)
Income tax on reclassification of realized net loss (gain) on derivative financial instruments to the statement of income	—	0.9
	$—	$(0.7)

16.      Segmented Information

The Corporation operates in the printing industry with two segments, North America and Latin America. These segments are managed separately, since they each require specific market strategies. The Corporation assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges (“Adjusted EBIT”).

The following is a summary of the segmented information for the Corporation’s continuing operations:

	North	Latin		Inter-
Three months	America	America	Other	Segment	Total

2009
Revenues	$697.8	$55.7	$—	$(1.4)	$752.1
Restructuring and other charges	14.9	0.1	0.2	—	15.2
Adjusted EBIT	(14.3)	2.9	(3.5)	—	(14.9)
Operating income (loss)	(29.2)	2.8	(3.7)	—	(30.1)

2008
Revenues	$946.0	$68.5	$0.2	$(0.2)	$1,014.5
Impairment of assets	16.7	—	—	—	16.7
Restructuring and other charges	19.8	0.1	—	—	19.9
Adjusted EBIT	14.8	1.7	(7.3)	—	9.2
Operating income (loss)	(21.7)	1.6	(7.3)	—	(27.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.      Subsequent Event

On May 12, 2009, the Corporation received an unsolicited, non-binding and conditional indication of interest from R.R. Donnelley & Sons Company to acquire all or substantially all of the assets of Quebecor World. The key provisions of the indication of interest are as follows:

•                               Payment of cash in an amount equal to the cash amount contemplated for distribution under the Plan, which is approximately $700 million;

•                               Distribution of the cash on Quebecor World’s balance sheet which is estimated to be $257 million as at June 30, 2009 pursuant to the Plan; and

•                               The issuance of 30 million shares of RRD common stock, which had a provisional value of $394.2 million based on the closing trading price on May 11, 2009.

As announced on May 13, 2009, the Corporation’s Board of Directors, together with its financial and legal advisors, is reviewing the terms and conditions of the proposed transaction and will be discussing it with its major stakeholders. Quebecor World will proceed as scheduled with its Reorganization activities under the Insolvency Proceedings.